May 19, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Attn: Julie F. Rizzo, Dana Brown, Heather Clark and Linda Cvrkel

RE:	Edgen Murray Corporation
Amendment No. 1 to the Registration Statement on Form S-4
File No. 333-165928

Ladies and Gentlemen:

Edgen Murray Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its registration statement on Form S-4 (Registration No. 333-165928) (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated May 3, 2010 from Ms. Julie F. Rizzo to Mr. Daniel J. O’Leary. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. We also include certain supplemental information requested by the Staff as an exhibit to this letter. In addition, we also include a marked copy of Amendment No. 1 showing changes made from the originally filed Registration Statement to aid the Staff’s review. All page numbers in our responses refer to the marked copy of Amendment No. 1.

General

1.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

In accordance with the Staff’s comment, the Company has provided, concurrently with this response letter, a supplemental letter stating that the Company is registering the exchange offer in reliance on your position contained in the above-referenced SEC No-Action letters.

Securities and Exchange Commission

May 19, 2010

2.	Please include the letter of transmittal with your next amendment for our review.

Response:

In accordance with the Staff’s comment, the Company has filed the letter of transmittal as Exhibit 99.1 to Amendment No. 1 to the Registration Statement.

Registration Statement

Prospectus Cover Page

3.	We note your disclosure that the notes will be guaranteed by your parent and “each of its future U.S. subsidiaries.” Please explain what is meant by future U.S. subsidiaries and how you plan to register the guarantees for these future U.S. subsidiaries.

Response:

A “future U.S. subsidiary” is any subsidiary of Edgen Murray II, L.P. that is incorporated or formed within the United States or the District of Columbia after the date of the indenture that (1) is directly or indirectly 80% owned by Edgen Murray II, L.P., (2) guarantees the indebtedness of the Company or any other guarantor of the notes and (3) is not directly or indirectly owned by any of Edgen Murray II, L.P.’s non-U.S. subsidiaries.

The Company does not anticipate that any future U.S. subsidiaries will come into existence and be made a guarantor of the exchange notes during the offering period for the exchange notes. However, to the extent a future U.S. subsidiary comes into existence and is made a guarantor of the exchange notes during the offering period for the exchange notes, the Company would expect to file a post-effective amendment to the Registration Statement to add such additional guarantor as a registrant under the Registration Statement.

4.	Please disclose on the cover page that broker-dealers who receive the exchange notes pursuant to the exchange offer must acknowledge that they will deliver a prospectus in connection with any resale of such new securities.

Response:

In accordance with the Staff’s comment, the Company has revised the cover page of the Prospectus to include the Staff’s requested disclosure.

Securities and Exchange Commission

May 19, 2010

5.	Please also disclose that broker-dealers who acquired the initial notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the exchange notes.

Response:

In accordance with the Staff’s comment, the Company has revised the cover page of the Prospectus to include the requested disclosure.

Cautionary Statement Regarding Industry and Market Data, page iii

6.	Please revise this section to remove any disclaimers of accuracy with respect to the industry and market data. Attempts to limit your responsibility for information provided in your prospectus we not appropriate.

Response:

The Company has revised the disclosure on page iii to remove any disclaimers of accuracy with respect to industry and market data and the Company’s responsibility therefor.

Cautionary Note Regarding Forward-Looking Statements, page iv

7.	We note your statement that “actual results could differ materially and adversely from the forward-looking statements in this prospectus as a result of a wide variety of factors, including all of the risks discussed in ‘Risk factors’ and elsewhere in this prospectus.” Please revise this disclosure to remove any inference that all material risks are not discussed in the Risk Factors section.

Response:

The Company has revised the disclosure on page iv in accordance with the Staff’s comment.

Prospectus Summary, page 1

Our Company, page 1

8.	Please include a paragraph to disclose your assets, revenues and income/loss for the most recent audited period and interim stub.

Response:

In accordance with the Staff’s comment, the Company has included the requested disclosure on page 2.

Securities and Exchange Commission

May 19, 2010

The Exchange Offer, page 6

Expiration Date, page 6

9.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m, expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-l(g)(3).

Response:

The Company confirms that the offer will be open at least through midnight of the twentieth business day following the commencement of the exchange offer in compliance with Rules 14e-1(a) and 14d-1(g)(3).

Acceptance of Initial Notes and Delivery of Exchange Notes, page 7

10.	Please briefly explain what you mean by “properly tendered.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 7 to eliminate the use of the phrase “properly tendered” and to explain that the Company will accept initial notes exchanged in accordance with the procedures set forth in the Prospectus.

11.	Please revise this section to state that you will deliver the exchange notes “promptly after the expiration date” instead of “promptly after the expiration date and acceptance of your initial notes for exchange.” Refer to Rule 14e-l (c) of the Exchange Act.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 7 as requested.

Resales, page 8

12.	We note your disclosure in the second to last bullet point on page eight that participants must represent that “you are not an ‘affiliate,’ as defined in Rule 405 under the Securities Act, of ours, or you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.” Please revise to indicate without qualification that affiliates may not participate in this exchange offer or please advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 8 as requested.

Securities and Exchange Commission

May 19, 2010

Summary of Terms of the Exchange Notes, page 10

Change of Control, page 10

13.	Disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under federal securities laws, including Rule 14e-1 under the Exchange Act.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 10 as requested.

Covenants, page 13

14.	Please revise your disclosure to state whether the notes are currently rated investment grade.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 14 to indicate that the notes are not currently rated investment grade.

Summary Historical Financial Data, page 15

15.	We note your presentation of the ratio of Adjusted EBITDA to fixed charges on page 16. Please revise to include Exhibit 12 reflecting the calculation of this ratio for all periods presented in accordance with Item 601(B)(12) of Regulation S-K. Also, please revise to explain why you believe the presentation of this measure is useful to potential investors and explain how it is used by the company’s management. Refer to the guidance in Item 10(e) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has removed from page 16 the presentation of the ratio of Adjusted EBITDA to fixed charges.

Securities and Exchange Commission

May 19, 2010

16.	Since your ratio of earnings to fixed charges is less than 1 for the year ended December 31, 2009, please revise to eliminate disclosure of this ratio for 2009 and revise to disclose the company’s deficiency of earnings to cover fixed charges for this period. Refer to the guidance in Instruction 2 to Item 503(d) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 16 to remove the disclosure of the Company’s ratio of earnings to fixed charges for the year ended December 31, 2009 and to indicate that the Company’s deficiency of earnings to fixed charges was approximately $44.5 million for the year ended December 31, 2009.

17.	Please revise footnote (2) to the company’s Summary Historical Financial Data to explain why management believes the presentation of EBITDA and Adjusted EBITDA provides useful information to investors. Refer to the guidance in Item 10(e) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised footnote (2) on page 17 to disclose why the Company’s management believes the presentation of EBITDA and Adjusted EBITDA is useful to investors.

18.	Please revise footnote (3) to explain in which period the $7.5 million non-cash charge related to interest rate swaps was excluded from interest expense used to compute the company’s fixed charges. Also, please explain why you believe it is appropriate to exclude this charge from interest expense for purposes of calculating the company’s ratio of earnings to fixed charges.

Response:

In accordance with Item 503(d) of Regulation S-K, the Company has revised the disclosure on page 19 to include the non-cash charge related to interest rate swaps of $7.5 million in determining total fixed charges for the year ended December 31, 2009. As a result of this change, the Company has revised its disclosure of deficiency of earnings to fixed charges to $44.5 million for the year ended December 31, 2009.

Risk Factors, page 20

There is no active trading market for the exchange notes and one may not develop, page 20

19.	We note your disclosure that “Jefferies & Company, Inc. may be considered an affiliate” and that Jefferies and Company, Inc. is a broker-dealer. Please tell us whether Jefferies & Company, Inc. will be participating in this Exxon Capital exchange, and, if so, in what capacity or capacities.

Response:

The Company has been informed by Jefferies & Company, Inc. that it will not be participating in the exchange offer.

Securities and Exchange Commission

May 19, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Results of operations, page 58

Year ended December 31.2008 compared to the year ended December 31, 2009, page 59

Income (loss) from operations, page 60

20.	Please provide us with further details on the nature of the $12.7 million loss during 2009 as a result of a strategic decision to sell inventory at below the company’s cost. Your response should address the reasons for such decision including the nature and specific timing of the facts and circumstances which led to this decision. Also, please explain why the value of such inventory was not considered impaired and a lower of cost or market adjustment required prior to the period in which management made the decision to sell the inventory at a price below the company’s cost. We may have further comment upon receipt of your response.

Response:

As a result of the recent economic downturn and financial market collapse, in the fourth quarter of 2008, the Company began to experience a decline in sales inquiries and the volume of new orders. These new orders, although reduced in volume, were generally booked at prevailing market prices which exceeded the recorded values of inventory. The company performed its normal quarterly lower of cost or market inventory analysis and found no material declines of inventory value.

During the first quarter of 2009, selling prices and gross margins were consistent with 2008 and the quarterly lower of cost or market analysis indicated minimum levels of inventory cost write downs.

In early second quarter of 2009, the Company was concerned that inventory levels were not declining fast enough to keep up with business levels, and a decision was made to make strategic sales of large quantities of select materials at prices below recorded inventory costs. As competitive business conditions changed, prices also changed rapidly and the Company revised its operating plan for 2009 to include a significant inventory reduction initiative to generate cash and to align inventory levels with expected market conditions. Some of these decisions resulted in significant losses as opportunities to move inventory were identified. When the Company performed the second quarter of 2009 lower of cost or market analysis, the bulk sales were part of the evaluation of market prices and were used to adjust inventory costs accordingly. Because of the events and reasons described above, the Company believes that inventory cost impairment reductions were made consistent with market conditions and as objective evidence became available.

Securities and Exchange Commission

May 19, 2010

Business, page 77

21.	We note your statements on page 77 such as “MRO revenue provides us with what we believe is a stable, recurring stream of cash flows,” “[w]e are able to supply products that we believe are generally not otherwise available on a quick-response basis or in our customers’ desired timeframe,” “a single fulfillment source when there is generally no single vendor that can supply the variety of specialty steel products they need,” and “preferential purchasing terms with our vendors.” We also note the statement on page 78 that “this trend has allowed larger distributors, like us, to continue to take market share.” Please provide a basis for these statements or remove. Additionally, please revise the Prospectus Summary as appropriate.

Response:

In response to the Staff’s comment, the Company has removed the disclosure noted above on pages 1 and 80.

22.	We note your statement on page 81 that your steady order-flow “encourages our vendors to give us preferred or sole channel access to their specialty products.” Please clarify whether any vendors have actually given you preferred or sole channel access.

Response:

In response to the Staff’s comment, the Company has removed the above disclosure on pages 4 and 84.

Management, page 91

Compensation Discussion and Analysis, page 92

23.	We note that you provided information for your CEO, CFO and three other individuals, one of whom retired in the middle of 2009. Please note that Item 402(a)(3)(iii) requires disclosure for the registrant’s three most highly compensated executive officers other than the PEO and PFO who were serving as executive officers at the end of the last completed fiscal year and Item 402(a)(3)(iv) requires disclosure for up to two additional individuals for whom disclosure would have been provided pursuant to Item 402(a)(3)(iii) but for the fact that the individual was not serving as an executive officer of the registrant at the end of the last completed fiscal year. Please revise your disclosure accordingly or please advise. Similarly revise your beneficial ownership table as appropriate.

Response:

The Company respectfully informs the Staff that, for the year ended December 31, 2009, the Company had only three executive officers other than the principal executive officer and the principal financial officer, namely, Messrs. Craig, Cockburn – who resigned as an executive offer in October of 2009 – and Kiefer. Accordingly, the required disclosure has been made in the Registration Statement.

Securities and Exchange Commission

May 19, 2010

24.	We note your disclosure on page 94 that the bonuses for Messrs O’Leary and Laxton could be reduced if actual working capital exceeded working capital threshold targets. Please disclose these working capital threshold targets. Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:

In accordance with the Staff’s comments, the Company has revised the disclosure on page 97 to include the working capital threshold targets.

Compensation Risk, page 104

25.	We note your disclosure on page 104 in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response:

In reaching its conclusion that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company, the Company’s compensation committee (the “Committee”) reviewed the Company’s compensation program to determine whether there existed design features which may encourage executives and other employees to engage in activities that could result in financial harm to the Company.

Specifically, the Committee considered whether the Company’s compensation program encompasses specific practices (such as providing unlimited and uncapped performance bonuses, placing undue emphasis on short-term incentives or setting inappropriate or unreasonable performance goals or thresholds) that may encourage excessive risk-taking.

After reviewing the compensation program, the Committee concluded that, although a portion of the Company’s compensation program for all employees is incentive-based, there are several design features of the Company’s cash compensation package and equity incentives that reduce the likelihood of excessive and unnecessary risk-taking, including:

•	The compensation program design provides a mix of annual and longer-term incentives and performance metrics;

Securities and Exchange Commission

May 19, 2010

•

The Company’s equity incentive plan encourages ownership in the Company’s common units (for which there is no public market) by employees and directors and, accordingly, by virtue of such ownership, the Company’s employees and directors are encouraged to contribute to meaningful, long-term appreciation in value rather than short-term, potentially artificial gains;

•	The metrics used to determine cash incentive awards are primarily broad-based financial metrics;

•	The Committee has downward discretion over incentive program payouts; and

•	Compliance and ethical behaviors are integral factors considered in all performance assessments.

Based on these factors, the Committee concluded that the Company’s compensation policies and practices do not encourage risk-taking that would be reasonably likely to have a material adverse effect on the Company.

The Exchange Offer, page 110

Purpose and Effect of the Exchange Offer, page 110

26.	Please expand your discussion of the sale of initial notes to disclose the exemption from the registration requirements of the Securities Act relied upon in selling the initial notes and explain why you were entitled to rely on that exemption.

Response:

In response to the Staff’s comment, on page 113 the Company expanded the discussion of the sale of initial notes on December 23, 2009 to disclose the sale’s exemption from registration under Section 4(2) of the Securities Act.

The Company’s reliance on Section 4(2) of the Securities Act was based on its determination that the sale did not involve a public offering because at the time of the sale the initial purchasers of the initial notes (i) had sufficient knowledge and experience in finance and business matters to evaluate the risks and merits of the purchase of the initial notes and were able to bear its risk; (ii) had access to the type of information normally provided in a prospectus; and (iii) agreed not to resell or distribute the initial notes to the public without registering the initial notes under the Securities Act or pursuant to an exemption therefrom. In addition, the Company did not use any form of public solicitation or general advertising in connection with the sale of the initial notes to the initial purchasers.

Securities and Exchange Commission

May 19, 2010

Expiration Date; Extensions; Amendments; Termination, page 111

27.	You state that you will give notice of your offering’s extension by press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Additionally, according to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend the offering.

Response:

In response to the Staff's comment, the Company confirms that, in the event of notice of extension of the exchange offer by press release or other public announcement, it will disclose in said notice the number of initial notes tendered as of that date.

Procedures for Tendering Initial Notes, page 111

28.	We note your disclosure on page 113 that to tender initial notes in the exchange offer, participants must represent that they have no arrangement or understanding with any person to participate in the distribution “in violation of the provisions of the Securities Act.” Please remove this qualification or please advise.

Response:

The Company has revised the disclosure on page 116 in accordance with the Staff’s comment.

Acceptance of Initial Notes for Exchange; Deliver of Exchange Notes, page 114

29.	Please delete the sentence in which you state that you will determine in your sole discretion all questions as to the “validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders.” Alternatively, please set forth the exact circumstances in which tenders will be deemed invalid.

Response:

In response to the Staff’s comment, the Company has deleted from page 117 the sentence referenced above.

Securities and Exchange Commission

May 19, 2010

Conditions to the Exchange Offer, page 116

30.	We note that you may determine in your “reasonable discretion” whether certain offer conditions have been satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 119 to include an objective standard for the determination of whether a condition to the exchange offer has been satisfied.

Description of Notes, page 119

Note guarantees, page 123

31.	We note from the disclosure on page 123 that the notes will be unconditionally, jointly and severally guaranteed. Please revise to state whether the notes will also be fully guaranteed as required by Rule 3-10(c) of Regulation S-X. All relevant disclosure throughout the registration statement should be similarly revised.

Response:

In accordance with the Staff’s comment, the Company has revised the disclosure on page 123. The Company also directs the Staff’s attention to pages 126 and 155 where similar revisions have been made.

Certain Relationships and Related Party Transactions, page 185

32.	We note your disclosure on page 186 that “JCP may negotiate with EMC to provide additional management, financial or other corporate advisory services in connection with any transaction” and that “No management fees have been paid under this agreement to date.” Please clarify whether you anticipate paying any fees to JCP in conjunction with this exchange offer.

Response:

In accordance with the Staff’s comment, the Company has revised page 189 to disclose that the Company will not pay JCP any fees under the management agreement in conjunction with the exchange offer.

Securities and Exchange Commission

May 19, 2010

Financial Statements, page F-1

Edgen Murray II L.P. Financial Statements, page F-2

Consolidated statements of cash flows, page F-8

33.	Please explain why the $24,175 provision for inventory allowances and writedowns reflected in the company’s consolidated statement of cash flows for 2009 does not agree with the $22,464 of lower or cost or market adjustment on page F-13. Please reconcile and revise these disclosures.

Response:

The $24,175 provision for inventory allowances and writedowns reflected in the Company’s consolidated statement of cash flows includes both slow moving and obsolete inventory adjustments and lower of cost or market writedowns. The $22,464 disclosed on page F-13 is specific to only the lower of cost or market writedowns. A reconciliation of the Company’s inventory allowance and writedowns reflected in the Company’s consolidated statement of cash flows to the lower of cost or market adjustment on page F-13 is as follows:

For the year ended December 31, 2009
Provision for inventory allowances and writedowns	$24,175
Less: Slow moving and obsolete inventory adjustments	(1,711)

Lower of cost or market writedowns	$22,464

Notes to the Consolidated Financial Statements, page F-10

Note 3. Acquisitions, page F-19

34.	We note from pages F-21 and F-73 that the unaudited pro forma net income presented for the year ended December 31, 2007 excludes the non-recurring loss on prepayment of debt related to the Recapitalization transaction. Please tell us why you believe excluding such loss from the company’s pro forma net income for 2007 is appropriate and in accordance with the guidance in paragraph 54 of SFAS No.141.

Response:

In accordance with Paragraphs 54(a) and (b) of SFAS No. 141, the Company has revised its disclosure on pages F-21 and F-110 to include the loss on repayment of debt related to the Recapitalization Transaction in pro forma net income for the year ended December 31, 2007.

Securities and Exchange Commission

May 19, 2010

Note 7. Credit arrangements and long term debt, pages F-24 and F-76

35.	We note from the disclosures on pages F-25 and F-77 that the EMC Senior Secured Notes are guaranteed on a senior secured basis by EM II LP and each of its existing and future US subsidiaries that (1) is directly or indirectly owned by EM II LP, (2) guarantees the indebtedness of EMC or any of the guarantors and (3) is not directly or indirectly owned by any non-US subsidiary. As the disclosure included in Note 22 to the financial statements appears to indicate that there are no subsidiary guarantors of the EMC Senior Secured Notes, please revise Note 7 to clearly indicate that there are currently no subsidiary guarantors of these obligations.

Response:

In accordance with the Staff’s comment, the Company has revised the disclosure on page F-25 to clearly indicate that there are no subsidiary guarantors of the EMC Senior Secured Notes.

Note 22. Condensed Consolidating Financial Information, page F-49

36.	We note that you have presented condensed consolidating financial information in Note 22 which discloses in separate columns, the parent company guarantor EM II LP, the issuer EMC, and the company’s other non-guarantor subsidiaries pursuant to the guidance in Rule 3-10(c) of Regulation S-X. We also note that the full audited financial statements for EMC have been included on pages F-59 through F-92 of the registration statement. Please explain why many of the amounts reflected in the condensed consolidating balance sheets, income statements and statements of cash flows under the column entitled “Issuer”, which is presumably EMC, do not agree to the amounts reflected in the consolidated balance sheets, income statements and statements of cash flows for EMC included on pages F-59 through F-64 of the registration statement. We may have further comment upon receipt of your response.

Response:

The column entitled “Issuer” in the condensed consolidating balance sheets, income statements and statements of cash flows are the financial results of EMC, excluding its non-U.S. subsidiary, EM Canada, which does not guarantee the EMC Senior Secured Notes. The consolidated balance sheets, income statements and statements of cash flows for EMC included on pages F-96 through F-101 include the financial results of EMC and its subsidiaries which include EM Canada, a non-U.S. subsidiary and non-guarantor. The Company has revised the introductory paragraph in Note 22 on page F-49 to more clearly define the “Issuer” as EMC, excluding EM Canada.

Securities and Exchange Commission

May 19, 2010

Edgen Murray Corporation and subsidiaries financial statements

Note 16. Related-party transactions

37.	We note from the disclosure in Note 16 that in connection with the issuance of the EMC Senior Secured notes and the repayment of the Term Loans on December 23, 2009, EMC issued an affiliated note to EM Cayman in the amount of $100,855, which is presented as Note Receivable - Affiliated on the consolidated balance sheet at December 31, 2009. Please revise Note 16 to disclose the significant terms of this note receivable such as the interest rate and scheduled repayment terms.

Response:

The Company has revised Note 16 on page F-129 of the Edgen Murray Corporation and subsidiaries financial statements to include the interest rate and scheduled repayment terms of the affiliated note to EM Cayman.

Part II

Item 21. Exhibits and Financial Statement Schedules, page II-4

Exhibit 12.1

38.	As the company’s ratio of earnings to fixed charges is less than 1.0 for 2009, please revise to disclose the dollar amount of the company’s deficiency of earnings to cover fixed charges for this period. Refer to the guidance outlined in Instruction 2 to Item 503(d) of Regulation S-K

Response:

In response to the Staff’s comment, the Company has revised Exhibit 12.1 to disclose that the Company’s deficiency of earnings to fixed charges for the year ended December 31, 2009 was approximately $44.5 million.

39.	We note from the disclosure provided in footnote (1) that for the year ended December 31, 2009, $7.5 million of interest expense has been excluded from fixed charges as it relates to a non-recurring non-cash charge associated with a deferred loss recognized on interest rate derivatives for which the underlying hedge no longer exists as a result of the repayment of the first and second lien term loans on December 23, 2009. Please explain in further detail why you believe it is appropriate to exclude this $7.5 million non-cash charge from your calculation of fixed charges for this period. We may have further comment upon receipt of your response.

Response:

In accordance with Item 503(d) of Regulation S-K, the Company has revised the disclosure to include the non-cash charge related to interest rate swaps of $7.5 million in determining total fixed charges for the year ended December 31, 2009. As a result of this change, the Company has revised its disclosure of deficiency of earnings to fixed charges to $44.5 million for the year ended December 31, 2009.

Securities and Exchange Commission

May 19, 2010

40.	Please revise footnote (2) to eliminate the disclosure which indicates “earnings were insufficient to cover fixed charges for all periods presented” since it appears this was true only for 2009 and the period from January 1, 2005 to January 31, 2005.

Response:

In response to the Staff’s comment, the Company has included a new footnote (d) on Exhibit 12.1 with the requested disclosure.

Item 22. Undertakings, page II-6.

41.	Please revise to provide all of the applicable undertakings set forth in Item 512(a) of Regulation S-K or please advise

Response:

In accordance with the Staff’s comment, the Company has revised pages II-6 and II-7 to include the applicable undertakings set forth in Item 512(a) of Regulation S-K.

Signatures, page II-7.

42.	Please revise the second half of your signature page to have it signed by someone in the capacity of either controller or principal accounting officer. Refer to Instruction 1 under Signatures in Form S-4.

Response:

In response to the Staff’s comment, the Company has revised page II-8 to indicate that the Company’s chief financial officer is also the Company’s principal accounting officer.

Signatures, page II-10

43.	Please revise the second half your signature page to have it signed by someone in the capacity of principal executive officer, principal financial officer and controller or principal accounting officer. Refer to Instruction 1 under Signatures on Form S-4.

Response:

In accordance with the Staff’s comment, the Company has revised page II-9 to have the Registration Statement signed by the principal executive officer, principal financial officer and principal accounting officer of Edgen Murray II, L.P.

Securities and Exchange Commission

May 19, 2010

General

44.	Please update the financial statements, if necessary, as required by Rule 3-12 of Regulation S-X.

Response:

The Company has updated the financial statements in the Prospectus to include the periods ended March 31, 2009 and 2010.

45.	Please provide a currently dated consent of the independent registered accountant in any future amendments to your Form S-4 registration statement.

Response:

The Company has today included an updated accountant’s consent to its Form S-4 registration statement and will include an updated accountant’s consents in any future amendments to its Form S-4 registration statement.

If you have any questions, please feel free to contact the undersigned at 215.994.2757. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Eric S. Siegel
Eric S. Siegel

Enclosures (via overnight delivery)

cc:	Daniel J. O’Leary
David L. Laxton, III